                  SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC 20549

                              -----------

                             SCHEDULE 13D

               UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     Panax Pharmaceutical Co. Ltd.
--------------------------------------------------------------------------------
                           (Name of issuer)


               Common Stock, par value $.0001 per share
--------------------------------------------------------------------------------
                    (Title of class of securities)


                               69830P105
--------------------------------------------------------------------------------
                            (CUSIP number)


                        Howard L. Shecter, Esq.
                      Morgan, Lewis & Bockius LLP
                            101 Park Avenue
                       New York, New York 10178
                            (212) 309-6384
--------------------------------------------------------------------------------
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)


                           December 16, 1996
--------------------------------------------------------------------------------
        (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 5 Pages)

CUSIP No.   69830P105                 13D                    Page 2 of ___ Pages

------------- ------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        Emanuel Metz               ###-##-####

------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  / /
                                                                        (b)  / /

------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              PF

------------- ------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           / /

------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America

---------------------- ------- -------------------------------------------------
                         7     SOLE VOTING POWER

      NUMBER OF                   296,000
       SHARES
    BENEFICIALLY       ------- -------------------------------------------------
      OWNED BY
        EACH             8     SHARED VOTING POWER
      REPORTING
     PERSON WITH                       0

                       ------- -------------------------------------------------
                         9     SOLE DISPOSITIVE POWER

                                    296,000

                       ------- -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                                       0

------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    296,000

------------- ------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                / /

------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      8.2%

------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                                 IN

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              (Page 2 of 5 Pages)

Item 1.           Security and Issuer.

                  This statement is filed in respect of shares of common stock, par value $0.0001 per share (the "Common Stock"), of Panax Pharmaceutical Company, Ltd., a New York corporation ("Panax"), the principal executive offices of which are located at 425 Park Avenue, New York, New York 10022.

Item 2.           Identity and Background.

                  The person filing this statement is Emanuel Metz (the "Reporting Person").

                  The Reporting Person's business address is Oppenheimer & Co., Inc., One World Financial Center, 200 Liberty Street, New York, New York 10281.

                  The Reporting Person is a Managing Director at Oppenheimer & Co., Inc., an investment bank and brokerage firm, whose principal place of business is One World Financial Center, 200 Liberty Street, New York, New York 10281.

                  During the past five years, the Reporting Person has not been convicted in a criminal proceeding.

                  During the past five years, the Reporting Person has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  The Reporting Person is a United States citizen.

Item 3.           Source and Amount of Funds or Other Consideration.

                  The securities were acquired with personal funds of the Reporting Person.

Item 4.           Purpose of Transaction.

                  The securities were acquired for investment purposes only.

                  (a) - (j) The Reporting Person has no plan or proposal which relates to or would result in any of the events listed in Items 4(a) through
(j) of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

                  (a) The Reporting Person is deemed to be the beneficial owner of 296,000 shares of Common Stock, of which 142,000 shares are shares underlying currently exercisable warrants. The Reporting Person's deemed beneficial ownership represents approximately 8.2% of the Common Shares.

                  (b) The Reporting Person has sole voting power and sole dispositive power for all the shares of Common Stock listed in 5(a) above.


                              (Page 3 of 5 Pages)

                  (c) In the last sixty days, the Reporting Person has acquired beneficial ownership of 24,000 shares of Common Stock, of which 12,000 shares are shares underlying currently exercisable warrants.

                  (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Common Stock owned beneficially by the Reporting Person.

                  (e)  Not applicable.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.           Material to be Filed as Exhibits

None.

                              (Page 4 of 5 Pages)

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: January 13, 1997

                                  /s/ Emanuel Metz
                                  ------------------------
                                  Emanuel Metz

                              (Page 5 of 5 Pages)